UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15-d16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: JANUARY 31, 2008
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                                No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                                No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                No ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated January 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  January 31, 2008

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. SECURES A $350 MILLION NON-AMORTIZING REVOLVING CREDIT FACILITY

Athens, Greece, January 31, 2008 -- Capital Product Partners L.P. (Nasdaq:CPLP) today announced that it has secured a firm commitment for a new ten-year revolving credit facility of up to $350 million which is non-amortizing until March 31, 2013. HSH Nordbank and DnB Nor Markets will act as lead arranger and co-arranger, respectively.

The facility carries a rate of LIBOR +110 basis points and a commitment fee of 32.5 basis points. The company intends to swap the LIBOR portion of any amounts drawn down under this facility into a fixed rate until the end of the non-amortizing period in March 2013.

Ioannis Lazaridis, Chief Executive and Chief Financial Officer of Capital Product Partners' general partner, said, “We are very pleased that in the current credit market conditions we have secured a firm commitment for a non-amortizing revolving credit facility of up to $350 million, which provides us with the capital and financial flexibility to continue to grow our company. The credit facility is intended to finance up to 50% of the purchase price of any potential future drop downs of modern tanker vessels to Capital Product Partners L.P. from Capital Maritime & Trading Corp. or any third parties.”

The company expects to complete the facility by the end of the first quarter of 2008. Completion is subject to the execution of definitive documents, satisfaction of customary conditions to closing as well as approval by the Board of Directors of Capital Product Partners L.P.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of product tankers. The Partnership owns 14 modern product tankers, including 12 Ice Class 1A medium-range tankers and one small tanker, and has an agreement to purchase three additional MR product tankers from Capital Maritime & Trading Corp. All 16 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley, Overseas Shipholding Group and Trafigura Beheer B.V.

Forward-Looking Statements

The statements in this press release that are not historical facts, including statements regarding the completion of loan documentation, terms of the loan and expected drop down of vessels, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contacts:
Ioannis Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C.
+30 (210) 4584950
i.lazaridis@capitalpplp.com

Jerry Kalogiratos
Commercial Officer
Capital Maritime & Trading Corp.
+30 (210) 4584950
j.kalogiratos@capitalmaritime.com

Merete Serck-Hanssen
SVP Finance
Capital Maritime & Trading Corp.
+1 (203) 539-6026
m.serckhanssen@capitalmaritime.com

Robert Ferris
RF|Binder Partners Inc.
+1 (212) 994-7505
Robert.ferris@rfbinder.com